Mail Stop 6010

February 9, 2007

VIA U.S. MAIL and FACSIMILE

Diane Glatfelter
Chief Financial Officer
Clean Power Technologies, Inc.
436-35th Avenue N.W.
Calgary, Alberta Canada T2K 0C1

> RE: Clean Power Technologies, Inc.
> Form 10-KSB for the fiscal year ended August 31, 2006
> Filed December 14, 2006
> Form 10-QSB for the quarterly period ended November 30, 2006
> Form 8-K dated January 24, 2007 (January 18, 2007)
> File No. 000-51716

Dear Ms. Glatfelter:

 We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended August 31, 2006

Item 2. Description of Property, page 9

1. We note that your CEO provides office space to the company free of charge. Please tell us how you are accounting for the contribution of the use of property.

Consolidated Financial Statements, beginning on page 14

2. We see that your financial statements present consolidated financial information from the date of inception of CEPS on May 12, 2006. However, it appears that the shareholders of CPTI ultimately obtained control of the Nevada shell (the former Sphere of Language) in the reverse merger described in your filing. A reverse merger between a public shell and a private operating company is normally accounted for as a recapitalization of the private company. The financial statements for periods prior to the reverse merger are normally those of the accounting acquirer which appears to be CPTI. Please tell us why you should not present historical financial statements from March 14, 2006, the date of formation of CPTI, and explain why your presentation conforms to GAAP.

Report of Independent Registered Public Accounting Firm, page 15

3. We note that your independent registered public accountants are located in Canada. It appears that the operations of the accounting acquirer are primarily based in the U.K and that you are incorporated in the State of Nevada. The Staff interprets Article 2 of Regulation S-X to require the audit report on the financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the United States. Please refer to the guidance in Section V-K to the "International Reporting and Disclosure Issues in the Division of Corporation Finance" document which is available at www.sec.gov. Explain to us why it is appropriate to engage an auditor located in Canada. Your response should fully describe how you considered the aforementioned guidance in concluding that you have engaged an appropriate audit firm.

Consolidated Statement of Operations, page 17

4. We note that you present stock-based compensation charges as a separate line item on your consolidated statement of operations. Consistent with the guidance in SAB Topic 14-F, you should present the expense related to share-based payment arrangements in the same line or lines as if cash compensation was paid.

In addition, you may disclose the amount of expense related to share-based payment arrangements included in specific line items in the financial statements in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. Please revise future filings.

Notes to the Consolidated Financial Statements

Note 3. Business Combinations, page 24

5. We see that you completed a forward split of common shares on June 12, 2006 on the basis of four common shares for each one share held. Please confirm that the forward split has been retroactively reflected in the financial statements.

6. In future filings please delete the presentation of the results of operations and cash flows of the Company, the former Sphere of Language, for the period from September 1, 2005 to July 10, 2006, the date of the reverse acquisition. As described in your filing, it appears that you accounted for the reverse merger as a recapitalization of the accounting acquirer. Accordingly, pre-reverse merger financial information for the public shell is not relevant to the continuing operations of your business.

Form 10-QSB for the quarterly period ended November 30, 2006

Note 4. Commitments, page F-7

7. We see that you approved a convertible debenture on September 28, 2006 for amounts advanced by a Director. Please tell us how you are accounting for the convertible debt, including whether there is a beneficial conversion feature. Refer to EITF 98-5 for guidance.

8. Additionally, please revise future filings to clearly label the debt as convertible on the face of the financial statements. We presume that the amounts described as "due to related party" on the consolidated balance sheet at November 30, 2006 are now convertible debt. Please advise.

Form 8-K dated January 24, 2007 (January 18, 2007)

9. We see that there is a liquidated damages provision in the Registration Rights Agreement filed as Exhibit 10.3 to the Form 8-K dated January 24, 2007. We refer you to FASB Staff Position, EITF 00-19-2 and request that you provide the required disclosures from paragraph 12 of the FSP in your next Form 10-QSB.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant